UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

001-04146

(Commission File Number)

NAVISTAR FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

425 N. Martingale Road

Schaumburg, Illinois 60173

(630) 753-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N/A(1)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

(1)	As of April 1, 2009, all classes of securities for which Navistar Financial Corporation (“Navistar Financial”) had a duty to file reports under sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) had been paid in full or terminated, and after that date Navistar Financial continued to file such reports with the Commission on an elective basis. Effective as of July 22, 2010, Navistar Financial will cease filing reports under the Exchange Act with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navistar Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVISTAR FINANCIAL CORPORATION

/S/ BILL MCMENAMIN
By:	Bill McMenamin
Its:	Vice President, Chief Financial Officer and Treasurer

Date: July 22, 2010